As filed with the Securities and Exchange Commission on November 16, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Mortgage Acceptance Company
(Name of Issuer)

Shares of Beneficial Interest, $0.10 Par Value Per Share
(Title of Class of Securities)

027568203
(CUSIP Number)

Mark Schonberger, Esq. Michael L. Zuppone, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6859
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027568203	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON: Centerline Holding Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3949418
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	(a) |_| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1, 216,126 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1, 216,126 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1, 216,126 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.45%
14	TYPE OF REPORTING PERSON CO

1)
Includes 635,628 shares issuable upon conversion of American Mortgage Acceptance Company’s 7.25% Series A Cumulative Convertible Preferred Shares (“Preferred Shares”) at the initial conversion rate of 2.2701 shares per Preferred Share.

CUSIP No. 027568203	Page 3 of 5 Pages

Explanatory Note: This Amendment No. 1 (this "Amendment") to Schedule 13D is filed by Centerline Holding Company (the "Reporting Persons" pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on October 9, 2007 (the "Initial 13D") and relates to the shares of beneficial interest, par value $0.10 per share ("Shares") of American Mortgage Acceptance Company, a Massachusetts business trust (the "Issuer").

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares acquired by the Reporting Person is $5.3 million.  The Shares purchased by the Reporting Person were purchased with the working capital of the Reporting Person.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a)           The aggregate percentage of Shares reported beneficially owned by the Reporting Person as of the date of filing this Schedule 13D is based upon 8,406,028 Shares issued and outstanding as reported by the Issuer in its most recent quarterly report of Form 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007. As of the close of business on November 16, 2007, the Reporting Person beneficially owned 1,216,126 Shares, constituting approximately 13.45% of the Shares outstanding.  This amount includes 635,628 Shares issuable to the Reporting Person upon conversion of the Preferred Shares at the initial conversion rate of 2.2701 Shares per Preferred Share.

(b)           The Reporting Person has sole power to vote all of the Shares and to dispose of all of the Shares beneficially owned by it.

(c)           The trading dates, number of shares purchased and price per share for all transactions in the Shares during the 60 days prior to the date hereof, by the Reporting Person are set forth in Schedule A, which schedule is incorporated herein by reference. All of these trades were effected on the American Stock Exchange.

CUSIP No. 027568203	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Centerline Holding Company

Date: November 16, 2007	By: /s/ Robert L. Levy Robert L. Levy Chief Financial Officer

CUSIP No. 027568203	Page 5 of 5 Pages

Schedule A

Transactions in the Shares

Date	Shares Purchased	Average Purchase Price	Total Costs
September 17, 2007	470	$ 8.14	$ 3,826
September 18, 2007	3,206	$ 8.81	$ 28,259
September 19, 2007	5,200	$ 9.15	$ 47,556
September 20, 2007	3,135	$ 9.24	$ 28,959
September 21, 2007	1,428	$ 8.94	$ 12,773
September 24, 2007	1,170	$ 9.16	$ 10,715
September 25, 2007	4,476	$ 9.07	$ 40,577
September 26, 2007	5,200	$ 9.07	$ 47,179
September 27, 2007	4,000	$ 8.82	$ 35,268
September 28, 2007	2,900	$ 8.64	$ 25,052
October 1, 2007	5,200	$ 8.90	$ 46,274
October 2, 2007	1,000	$ 8.87	$ 8,872
October 3, 2007	2,050	$ 8.83	$ 18,107
October 4, 2007	2,858	$ 8.84	$ 25,270
October 5, 2007	1,400	$ 8.93	$ 12,499
October 8, 2007	1,900	$ 9.00	$ 17,106
October 9, 2007	4,000	$ 9.00	$ 36,018
October 10, 2007	5,004	$ 8.81	$ 44,087
October 11, 2007	3,800	$ 8.72	$ 33,146
October 12, 2007	2,910	$ 8.67	$ 25,229
October 15, 2007	3,100	$ 8.58	$ 26,599
October 16, 2007	5,200	$ 8.39	$ 43,637
October 17, 2007	4,100	$ 8.19	$ 33,572
October 18, 2007	1,172	$ 8.05	$ 9,435
October 19, 2007	3,800	$ 8.07	$ 30,669
October 22, 2007	2,650	$ 7.75	$ 20,528
October 23, 2007	3,400	$ 7.87	$ 26,750
October 24, 2007	3,600	$ 7.69	$ 27,690
October 25, 2007	1,400	$ 7.85	$ 10,985
October 26, 2007	3,815	$ 7.98	$ 30,452
October 29, 2007	4,700	$ 8.06	$ 30,567
October 30, 2007	1,055	$ 7.95	$ 8,415
October 31, 2007	1,500	$ 8.08	$ 12,165
November 1, 2007	4,628	$ 8.01	$ 37,190
November 2, 2007	1,556	$ 7.96	$ 12,430
November 5, 2007	800	$ 7.90	$ 6,344
November 6, 2007	4,800	$ 7.86	$ 37,880
November 7, 2007	5,400	$ 7.37	$ 39,986
Totals	117,983		$1,002,312